                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


 X   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
---
     1934 (FEE REQUIRED)

                 For the Fiscal Year ending December 31, 1999

                                      OR

___ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                         Commission File Number 0-22650

          PETROCORP INCORPORATED 401 (k) RETIREMENT SAVINGS PLAN
                         (Full title of the plan)


                            PETROCORP INCORPORATED
                            6733 South Yale Avenue
                             Tulsa, Oklahoma 74136
  (Name of Issuer of the Securities Held Pursuant to the Plan and Address of
                         Principal Executive Offices)


      Registrant's Telephone Number, Including Area Code: (918) 491-4500

                            PETROCORP INCORPORATED
                        401(k) RETIREMENT SAVINGS PLAN



                               TABLE OF CONTENTS
                               -----------------

                                                                                        PAGE NO.
                                                                                        -------
REPORT OF INDEPENDENT ACCOUNTANTS (Not required -- see Note 2.)


FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits with Fund Information as of
December 31, 1999 and 1998                                                                 2

Statement of Changes in Net Assets Available for Benefits with Fund Information
for the years ended December 31, 1999 and 1998                                             3

Notes to Financial Statements                                                              4

SUPPLEMENTAL SCHEDULES:

Item 27a - Schedule of Assets Held for Investment (Not required -- see Note 2.)

Item 27d - Schedule of Reportable Transactions (Not required -- see Note 2.)

SIGNATURES                                                                                 9

PetroCorp Incorporated 401(k) Retirement Savings Plan
Statement of Net Assets Available for Benefits with Fund Information
(Unaudited)

                                                                                                      December 31, 1999
                                            ---------------------------------------------------------------------------------------
                                                                                             Assets
                                            ---------------------------------------------------------------------------
                                                            Investments, at fair value                    Guaranteed
                                            ---------------------------------------------------------
                                               Pooled                       Participant                   investment
                                               separate     Common             notes                      contract, at
                                               accounts     stock            receivable      Total       contract value
                                            ------------- -----------      -------------  -----------   ----------------
Principal Investments:
      Guaranteed Interest Accounts          $       --    $     --          $     --     $       --     $  107,546
      Money Market Account                     215,508          --                --         215,508            --
      Government Securities Account            196,924          --                --         196,924            --
      Bond & Mortgage Account                   62,123          --                --          62,123            --
      Bond Emphasis Balanced Account            21,372          --                --          21,372            --
      Stock Emphasis Balanced Account          127,550          --                --         127,550            --
      Stock Index 500 Account                  495,204          --                --         495,204            --
      U.S. Stock Account                       292,603          --                --         292,603            --
      Medium Company Value Account             133,491          --                --         133,491            --
      Small Company Blend Account              265,913          --                --         265,913            --
      Medium Company Blend Account             155,481          --                --         155,481            --
      International Stock Account              200,105          --                --         200,105            --
      Real Estate Account                        4,596          --                --           4,596            --
Company Stock                                       --      98,110                --          98,110            --
Participant Notes                                   --          --            22,259          22,259            --
                                            ----------    --------          --------     -----------    ----------
                                            $2,170,870    $ 98,110          $ 22,259     $ 2,291,239    $  107,546
                                            ==========    ========          ========     ===========    ==========

                                               -------------------------------------------------------------
                                               -------------------------
                                                                                                 Net assets
                                                                                               available for
                                                 Cash           Total        Liabilities         benefits
                                               --------     ------------    --------------   ---------------
Principal Investments:
      Guaranteed Interest Accounts             $  --        $   107,546         $ --            $  107,546
      Money Market Account                        --            215,508           --               215,508
      Government Securities Account               --            196,924           --               196,924
      Bond & Mortgage Account                     --             62,123           --                62,123
      Bond Emphasis Balanced Account              --             21,372           --                21,372
      Stock Emphasis Balanced Account             --            127,550           --               127,550
      Stock Index 500 Account                     --            495,204           --               495,204
      U.S. Stock Account                          --            292,603           --               292,603
      Medium Company Value Account                --            133,491           --               133,491
      Small Company Blend Account                 --            265,913           --               265,913
      Medium Company Blend Account                --            155,481           --               155,481
      International Stock Account                 --            200,105           --               200,105
      Real Estate Account                         --              4,596           --                 4,596
Company Stock                                     --             98,110           --                98,110
Participant Notes                                 --             22,259           --                22,259
                                               -----        -----------         ----            ----------
                                               $  --        $ 2,398,785         $ --            $2,398,785
                                               =====        ===========         ====            ==========


                                                                                                      December 31, 1998
                                            ---------------------------------------------------------------------------------------
                                                                                             Assets
                                            ---------------------------------------------------------------------------
                                                            Investments, at fair value                    Guaranteed
                                            ---------------------------------------------------------
                                               Pooled                       Participant                   investment
                                               separate     Common             notes                      contract, at
                                               accounts     stock            receivable      Total       contract value
                                            ------------- -----------      -------------  -----------   ----------------
Principal Investments:
      Guaranteed Interest Accounts          $       --      $       --       $       --    $        --     $  100,775
      Money Market Account                     124,532              --               --        124,532             --
      Government Securities Account            255,653              --               --        255,653             --
      Bond & Mortgage Account                  101,513              --               --        101,513             --
      Bond Emphasis Balanced Account            55,191              --               --         55,191             --
      Stock Emphasis Balanced Account          141,783              --               --        141,783             --
      Stock Index 500 Account                  365,444              --               --        365,444             --
      U.S. Stock Account                       321,043              --               --        321,043             --
      Medium Company Value Account             237,234              --               --        237,234             --
      Small Company Blend Account              399,349              --               --        399,349             --
      Medium Company Blend Account             201,303              --               --        201,303             --
      International Stock Account              224,063              --               --        224,063             --
      Real Estate Account                        9,759              --               --          9,759             --
Company Stock                                       --         384,857               --        384,857             --
Participant Notes                                   --              --           53,798         53,798             --
                                           -----------      ----------       ----------    -----------     ----------
                                           $ 2,436,867      $  384,857       $   53,798    $ 2,875,522     $  100,775
                                           ===========      ==========       ==========    ===========     ==========

                                                    -------------------------------------------------------------
                                                    ---------------------------------

                                                                                                      Net assets
                                                                                                    available for
                                                      Cash           Total        Liabilities         benefits
                                                    --------     ------------    --------------   ---------------
Principal Investments:
      Guaranteed Interest Accounts                  $   --        $   100,775       $  --          $    100,775
      Money Market Account                              --            124,532          --               124,532
      Government Securities Account                     --            255,653          --               255,653
      Bond & Mortgage Account                           --            101,513          --               101,513
      Bond Emphasis Balanced Account                    --             55,191          --                55,191
      Stock Emphasis Balanced Account                   --            141,783          --               141,783
      Stock Index 500 Account                           --            365,444          --               365,444
      U.S. Stock Account                                --            321,043          --               321,043
      Medium Company Value Account                      --            237,234          --               237,234
      Small Company Blend Account                       --            399,349          --               399,349
      Medium Company Blend Account                      --            201,303          --               201,303
      International Stock Account                       --            224,063          --               224,063
      Real Estate Account                               --              9,759          --                 9,759
Company Stock                                           --            384,857          --               384,857
Participant Notes                                       --             53,798          --                53,798
                                                    ------        -----------       -----          ------------
                                                    $   --        $ 2,976,297       $  --          $  2,976,297
                                                    ======        ===========       =====          ============

  The accompanying notes are an integral part of these financial statements.

PetroCorp Incorporated 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information (Unaudited)

                                                                   Year ended December 31, 1999
                                     ----------------------------------------------------------------------------------------
                                                                                Additions
                                     ----------------------------------------------------------------------------------------
                                                  Investment income
                                     -------------------------------------------
                                                  Net appreciation
                                                   (depreciation)
                                                  in fair value of
                                                    investments                                Contributions
                                                                                 --------------------------------------------
                                       Interest       (Note 3)         Total        Employer      Participants      Total
                                     ------------ ----------------- ------------ --------------- -------------- -------------
Principal Investments:
   Guaranteed Interest Accounts      $     5,716    $          -    $     5,716   $       5,809   $      7,963  $     13,772
   Money Market Account                      -               9,456        9,456          11,385         11,868        23,253
   Government Securities Account             -                (139)        (139)          4,402          7,188        11,590
   Bond & Mortgage Account                   -                (348)        (348)          6,173          8,813        14,986
   Bond Emphasis Balanced Account            -               2,187        2,187           2,577          2,154         4,731
   Stock Emphasis Balanced Account           -              10,622       10,622           6,945         14,795        21,740
   Stock Index 500 Account                   -              82,223       82,223          40,326         56,920        97,246
   U.S. Stock Account                        -              22,751       22,751          21,293         23,532        44,825
   Medium Company Value Account              -             (11,239)     (11,239)         11,109         15,327        26,436
   Small Company Blend Account               -              32,701       32,701          20,477         27,372        47,849
   Medium Company Blend Account              -              22,344       22,344          16,603         21,996        38,599
   International Stock Account               -              46,262       46,262          18,211         15,914        34,125
   Real Estate Account                       -                 748          748             780            599         1,379
Company Stock                                -               6,225        6,225          30,856         33,867        64,723
Participant Notes                          4,081               -          4,081             -              -             -
                                     ------------ ----------------- ------------ --------------- -------------- -------------
                                     $     9,797    $      223,793  $   233,590   $     196,946   $    248,308  $    445,254
                                     ============ ================= ============ =============== ============== =============



                                                                    (Deductions)
                                                   -------------------------------------------------------------
                                         Total      Participant        Admin.        Interfund        Total
                                       additions      benefits        expenses       transfers     deductions
                                     ------------- -------------- ---------------- ------------- ---------------
Principal Investments:
   Guaranteed Interest Accounts       $    19,488   $    (11,901)  $        (119)   $      (697)  $     (12,717)
   Money Market Account                    32,709       (234,756)            (72)       293,095          58,267
   Government Securities Account           11,451        (20,206)            (53)       (49,921)        (70,180)
   Bond & Mortgage Account                 14,638        (27,405)            (22)       (26,601)        (54,028)
   Bond Emphasis Balanced Account           6,918        (21,178)            (16)       (19,543)        (40,737)
   Stock Emphasis Balanced Account         32,362        (31,510)            (67)       (15,018)        (46,595)
   Stock Index 500 Account                179,469       (148,356)            (76)        98,723         (49,709)
   U.S. Stock Account                      67,576        (99,015)            (45)         3,044         (96,016)
   Medium Company Value Account            15,197        (49,827)            (60)       (69,053)       (118,940)
   Small Company Blend Account             80,550       (110,154)            (46)      (103,786)       (213,986)
   Medium Company Blend Account            60,943        (63,495)            (51)       (43,219)       (106,765)
   International Stock Account             80,387        (78,333)            (74)       (25,938)       (104,345)
   Real Estate Account                      2,127         (6,673)             (1)          (616)         (7,290)
Company Stock                              70,948       (248,736)            -         (108,959)       (357,695)
Participant Notes                           4,081       (104,109)            -           68,489         (35,620)
                                     ------------- -------------- ---------------- ------------- ---------------
                                      $   678,844   $ (1,255,654)  $        (702)   $       -     $  (1,256,356)
                                     ============= ============== ================ ============= ===============



                                                    Net assets at  Net assets at
                                      Net increase   beginning of     end of
                                       (decrease)       year           year
                                     ------------- -------------- ----------------
Principal Investments:
   Guaranteed Interest Accounts       $    6,771     $   100,775   $     107,546
   Money Market Account                   90,976         124,532         215,508
   Government Securities Account         (58,729)        255,653         196,924
   Bond & Mortgage Account               (39,390)        101,513          62,123
   Bond Emphasis Balanced Account        (33,819)         55,191          21,372
   Stock Emphasis Balanced Account       (14,233)        141,783         127,550
   Stock Index 500 Account               129,760         365,444         495,204
   U.S. Stock Account                    (28,440)        321,043         292,603
   Medium Company Value Account         (103,743)        237,234         133,491
   Small Company Blend Account          (133,436)        399,349         265,913
   Medium Company Blend Account          (45,822)        201,303         155,481
   International Stock Account           (23,958)        224,063         200,105
   Real Estate Account                    (5,163)          9,759           4,596
Company Stock                           (286,747)        384,857          98,110
Participant Notes                        (31,539)         53,798          22,259
                                     ------------- -------------- ----------------
                                      $ (577,512)    $ 2,976,297   $   2,398,785
                                     ============= ============== ================

                                                                     Year ended December 31, 1998
                                     ----------------------------------------------------------------------------------------
                                                                                Additions
                                     ----------------------------------------------------------------------------------------
                                                  Investment income
                                     -------------------------------------------
                                                  Net appreciation
                                                   (depreciation)
                                                  in fair value of
                                                    investments                                  Contributions
                                                                                 --------------------------------------------
                                       Interest       (Note 3)         Total        Employer      Participants      Total
                                     ------------ ----------------- ------------ --------------- -------------- -------------
Principal Investments:
   Guaranteed Interest Accounts      $     6,559   $          -     $     6,559   $       5,001   $      8,930  $     13,931
   Money Market Account                      -              5,060         5,060             342          2,116         2,458
   Government Securities Account             -             15,794        15,794           3,365          7,634        10,999
   Bond & Mortgage Account                   -              7,259         7,259           5,121         10,001        15,122
   Bond Emphasis Balanced Account            -              5,077         5,077           2,122          2,351         4,473
   Stock Emphasis Balanced Account           -             16,832        16,832           5,107         14,092        19,199
   Stock Index 500 Account                   -             60,877        60,877          25,471         36,232        61,703
   U.S. Stock Account                        -             40,152        40,152          19,046         23,553        42,599
   Medium Company Value Account              -              8,696         8,696          13,333         21,966        35,299
   Small Company Blend Account               -            (43,349)      (43,349)         30,187         40,969        71,156
   Medium Company Blend Account              -             10,976        10,976          16,495         24,602        41,097
   International Stock Account               -             20,985        20,985          17,611         17,586        35,197
   Real Estate Account                       -                437           437             593            708         1,301
Company Stock                                -           (143,065)     (143,065)         48,655         40,546        89,201
Participant Notes                          6,330              -           6,330             -              -             -
                                     ------------ ----------------- ------------ --------------- -------------- -------------
                                     $    12,889    $       5,731    $   18,620    $    192,449   $    251,286     $ 443,735
                                     ============ ================= ============ =============== ============== =============



                                                                    (Deductions)
                                                   -------------------------------------------------------------
                                         Total      Participant        Admin.        Interfund        Total
                                       additions      benefits        expenses       transfers     deductions
                                     ------------- -------------- ---------------- ------------- ---------------
Principal Investments:
   Guaranteed Interest Accounts       $    20,490   $    (47,686)  $        (137)   $    (9,150)  $    (56,973)
   Money Market Account                     7,518        (17,863)            (28)        27,805          9,914
   Government Securities Account           26,793            -               (53)        58,814         58,761
   Bond & Mortgage Account                 22,381        (11,495)            (46)        (6,208)       (17,749)
   Bond Emphasis Balanced Account           9,550         (9,932)            (48)         1,445         (8,535)
   Stock Emphasis Balanced Account         36,031        (27,468)            (72)       (19,330)       (46,870)
   Stock Index 500 Account                122,580        (11,969)           (108)       100,634         88,557
   U.S. Stock Account                      82,751        (18,027)            (82)       (14,013)       (32,122)
   Medium Company Value Account            43,995        (16,222)           (105)       (12,125)       (28,452)
   Small Company Blend Account             27,807        (22,423)           (112)       (95,350)      (117,885)
   Medium Company Blend Account            52,073         (2,047)           (113)        (2,638)        (4,798)
   International Stock Account             56,182        (27,043)           (111)        (2,115)       (29,269)
   Real Estate Account                      1,738           (477)             (5)         4,868          4,386
Company Stock                             (53,864)       (30,909)            -          (21,121)       (52,030)
Participant Notes                           6,330         (1,516)            -          (11,516)       (13,032)
                                     ------------- -------------- ---------------- ------------- ---------------
                                      $   462,355   $   (245,077)  $      (1,020)   $       -     $   (246,097)
                                     ============= ============== ================ ============= ===============



                                                    Net assets at  Net assets at
                                      Net increase   beginning of     end of
                                       (decrease)       year           year
                                     ------------- -------------- ----------------
Principal Investments:
   Guaranteed Interest Accounts       $   (36,483)  $    137,258   $      100,775
   Money Market Account                    17,432        107,100          124,532
   Government Securities Account           85,554        170,099          255,653
   Bond & Mortgage Account                  4,632         96,881          101,513
   Bond Emphasis Balanced Account           1,015         54,176           55,191
   Stock Emphasis Balanced Account        (10,839)       152,622          141,783
   Stock Index 500 Account                211,137        154,307          365,444
   U.S. Stock Account                      50,629        270,414          321,043
   Medium Company Value Account            15,543        211,691          237,234
   Small Company Blend Account            (90,078)       489,427          399,349
   Medium Company Blend Account            47,275        154,028          201,303
   International Stock Account             26,913        197,150          224,063
   Real Estate Account                      6,124          3,635            9,759
Company Stock                            (105,894)       490,751          384,857
Participant Notes                          (6,702)        60,500           53,798
                                     ------------- -------------- ----------------
                                      $   216,258   $  2,760,039   $    2,976,297
                                     ============= ============== ================

  The accompanying notes are an integral part of these financial statements.

             PetroCorp Incorporated 401(k) Retirement Savings Plan
                         Notes to Financial Statements
                                  (unaudited)


NOTE 1 - DESCRIPTION OF PLAN:

The following description of the PetroCorp Incorporated 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) retirement savings plan, adopted January 1, 1993. Employees of PetroCorp Incorporated (the Company) become eligible to participate in the Plan after six months of service with the Company. The entry date for each employee is the first day of the month following the sixth month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All Plan contributions are invested in separate pooled accounts under an annuity contract with Principal Mutual Life Insurance Company (Principal) or in common stock of the Company.

Contributions

Participants may contribute to the Plan subject to certain Internal Revenue Code limitations. The Company may match up to 100 percent of each participant's contributions not to exceed six (6) percent of each participant's annual compensation. Additionally, the Company may make discretionary contributions on behalf of the participants. In any event, total contributions by the participant and the Company may not exceed 20 percent of the participant's annual compensation. During 1999 and 1998, each participant could contribute up to 14 percent of his annual compensation with the Company matching up to six (6) percent, except in certain cases subject to Internal Revenue Code limitations.

The Plan also allows participants to "rollover" contributions that have been made to other qualified plans.

Participant accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and a pro rata share of the earnings of each fund in which the participant has invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are fully vested at all times in their individual contributions and "rollover" contributions plus actual earnings thereon.

Vesting in employer contributions and related earnings is based on the participant's employment commencement date and years of continuous service. Participants whose employment commencement date occurred before

January 1, 1994 are 100% vested. Participants whose employment commencement date occurred on or after January 1, 1994 are vested as follows:


              Vesting Service               Vesting
               (whole years)               Percentage
                -----------                ----------

              Less than 1 year                 0%
                   1 year                     25%
                  2 years                     50%
                  3 years                     75%
              4 or more years                100%


In addition, participants also become fully vested in their employer contributions and related earnings upon retirement, at or after age 65, or upon death or total disability of the participant.

Investment options

Effective January 1, 1994, upon enrollment in the Plan, a participant may direct contributions in any of fourteen investment options as follows:

          Guaranteed Interest Account - Funds are invested in a guaranteed investment contract (GIC) with Principal.

          U.S. Stock Account - This is a separate pooled account with Principal in which the funds are invested in various stocks of U.S. companies with the intent to earn higher long-term rates of return.

          Money Market Account - This is a separate pooled account with Principal in which the funds are invested in high quality commercial paper with average maturities kept under 30 days to ensure current money market rates.

          Real Estate Account - This is a separate pooled account with Principal in which the funds are invested in equity investments in modern, developed, income-producing warehouses, office buildings and retail centers in major U.S. metropolitan areas. Earnings consist of property value changes and net rental income.

          Bond & Mortgage Account - This is a separate pooled account with Principal in which the funds are invested in investment grade private placement bonds, commercial mortgages, public corporate bonds and mortgage-backed securities, all generally mature within five to 10 years.

          International Stock Account - This is a separate pooled account with Principal in which the funds are invested in stocks of non-U.S. companies located primarily in Europe and Southeast Asia.

          Government Securities Account - This is a separate pooled account with Principal in which the funds are invested primarily in very high quality government mortgage-backed securities.

          Stock Index 500 Account - This is a separate pooled account with Principal in which the funds are invested in the same stocks and in the same proportions as those stocks included in the Standard & Poor's 500 Stock Index.

          Medium Company Value Account - This is a separate pooled account with Principal in which the funds are invested in primarily income-producing common stocks that are under-valued in the marketplace according to traditional measures of value.

          Small Company Blend Account - This is a separate pooled account with Principal in which funds are invested in stocks of smaller, fast-growing companies.

          Medium Company Blend Account - This is a separate pooled account with Principal in which funds are invested in stocks of large, established companies whose earnings are expected to grow faster than the average company.

          Bond Emphasis Balanced Account - This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasizes fixed income. This account invests 50 to 100 percent of the funds in Principal fixed-income separate pooled accounts, with the remainder in Principal equity separate pooled accounts.

          Stock Emphasis Balanced Account - This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasizes equities. This account invests 50 to 100 percent of the funds in Principal equity separate pooled accounts, with the remainder in Principal fixed-income separate pooled accounts.

          Company Stock - Funds are invested in the common stock of the Company.


Payment of benefits

Distribution of the participant's entire account balance becomes due and payable upon retirement, at or after age 65, or upon death or total disability of the participant. Such account balances may be distributed either in a lump-sum distribution or in installments, as described in the Plan agreement. Upon termination of employment, a participant may elect to receive a lump-sum distribution equal to the vested balance of the participant's account or continue to participate in the Plan investments. If the vested balance is less than $3,500, payment is made as soon as administratively practicable after termination. Additionally, participants may make hardship withdrawals from their individual contribution accounts at specified times during the Plan year, subject to certain restrictions.

Participants' notes receivable

Under the terms of the Plan, with certain restrictions, participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lessor of $50,000 or 50 percent of their vested account balances. A loan is secured by the vested balance in the participant's account and bears interest at the prime interest rate plus two (2) percent. During 1999, the interest rate for new borrowings ranged from 9.75 percent to 10.00 percent. During 1998, interest rates were
10.50 percent.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES:

Under the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan files Form 5500-C/R which is required for employee benefit plans with fewer than 100 participants. Employee benefit plans with 100 or more participants are required to file Form 5500. Those plans filing Form 5500 are required to prepare audited financial statements as well as all applicable schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Such requirements are not mandated for those plans filing Form 5500-C/R. Accordingly, the attached financial statements are unaudited and the above mentioned schedules are not presented.


Method of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Investments

Plan investments, other than the GIC's, are stated at fair value. The Company stock is valued at its quoted market price. Separate pooled accounts are valued at net asset value representing the value at which units of the account may be purchased or redeemed.

The Plan's GIC's are valued at contract value. Contract value represents contributions made under the contract plus interest at the guaranteed rate.

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

NOTE 3 - INVESTMENTS:

Individual investments representing five (5) percent or more of the Plan's net assets are as follows:

                                                         December 31,
                                                     --------------------
                                                        1999     1998
                                                     --------------------

Investments at fair value as determined by quoted
 Market price:

   Pooled separate accounts:
      Principal:
         Government Securities Account              $196,924   $255,653
         Stock Emphasis Balanced                     127,550    141,783
         Stock Index 500 Account                     495,204    365,444
         U.S. Stock Account                          292,603    321,043
         Medium Company Value Account                133,491    237,234
         Small Company Blend Account                 265,913    399,349
         Medium Company Blend Account                155,481    201,303
         International Stock Account                 200,105    224,063

   Company Stock:
      PetroCorp Incorporated Common Shares          $      - * $384,857

Investments at contract value:

   Guaranteed Investment Contracts with Principal          - *        - *


  * less than five (5) percent

The net realized and unrealized appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for Plan benefits were $223,793 and $5,731 for the years ended December 31, 1999 and 1998, respectively, and consisted of the following:


                                                                                Year ended

                                                                                December 31,
                                                                         -------------------------
                                                                           1999            1998
                                                                         -------------------------
Net appreciation (depreciation) in investments at fair value as determined by quoted market price:

   Pooled separate accounts:
      Principal:
      U.S. Stock Account                                                 $  22,751    $  40,152
      Money Market Account                                                   9,456        5,060
      Real Estate Account                                                      748          437
      Bond & Mortgage Account                                                 (348)       7,259
      International Stock Account                                           46,262       20,985
      Government Securities Account                                           (139)      15,794
      Stock Index 500 Account                                               82,223       60,877
      Medium Company Value Account                                         (11,239)       8,696
      Small Company Blend Account                                           32,701      (43,349)
      Medium Company Blend Account                                          22,344       10,976
      Bond Emphasis Balanced Account                                         2,187        5,077
      Stock Emphasis Balanced Account                                       10,622       16,832

Company Stock                                                                6,225     (143,065)
                                                                         ---------    ---------
                                                                         $ 223,793    $   5,731
                                                                         =========    =========

NOTE 4 - GUARANTEED INVESTMENT CONTRACTS:

The Plan entered into five-year GIC's with Principal in each of the last five years. The GIC's provide for guaranteed returns ranging from 4.9% to 6.3% on contributions invested over the five-year terms of the contracts. The GIC's are included in the financial statements at contract value as reported to the Plan by Principal.


NOTE 5 - PLAN TERMINATION:

The Company plans to terminate the Plan effective May 31, 2000, subject to the provisions of ERISA. At the time of Plan termination, participants will become fully vested in their accounts. During the winding up phase, anticipated to be 12 months, Plan assets will be distributed to participants at their election.

NOTE 6 - INCOME TAX STATUS OF PLAN:

The Company had requested the Internal Revenue Service to determine and inform the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. On December 14, 1995, the Internal Revenue Service notified the Company that they had made a favorable determination on the Plan.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                              PETROCORP INCORPORATED 401(k) RETIREMENT


                              SAVINGS PLAN




Date: June 28, 2000           /s/ STEVEN R. BERLIN
     -------------------      ------------------------------------
                              Steven R. Berlin
                              Chief Financial Officer of PetroCorp Incorporated
                              and Trustee